US$1,000,000,000	FILED PURSUANT TO RULE 433
5.875% SENIOR NOTES DUE 2042	FILE NO. 333-172562

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	A3 (negative outlook)/A- (negative outlook)/A (stable outlook) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	January 19, 2012

Settlement Date:	January 26, 2012 (T+5 days)

Maturity:	January 30, 2042

Par Amount:	U.S. $1,000,000,000

Semi-Annual Coupon:	5.875% per annum

Re-offer Spread to Benchmark:	T30 + 297 basis points

Re-offer Yield:	5.980% per annum

Public Offering Price:	98.543%

Net Proceeds to Citigroup:	$976,680,000 (before expenses).

Interest Payment Dates:	The 30th day of each January and July, commencing July 30, 2012 (long first coupon). Following business day convention.

Day Count:	30/360 (Adjusted).

Defeasance:	Applicable. Provisions of Sections 11.03 and 11.04 of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Sole Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers	Barclays Capital Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. UBS Securities LLC Wells Fargo Securities, LLC

US$1,000,000,000	FILED PURSUANT TO RULE 433
5.875% SENIOR NOTES DUE 2042	FILE NO. 333-172562

Junior Co-Managers CUSIP: ISIN:

Banca IMI S.p.A.

Blaylock Robert Van, LLC

BNP Paribas Securities Corp.

CastleOak Securities, L.P.

Commerz Markets LLC

Drexel Hamilton, LLC

HSBC Securities (USA) Inc.

Lebenthal & Co., LLC

Loop Capital Markets LLC

nabSecurities, LLC

National Bank of Canada Financial Inc.

Nomura Securities International, Inc.

RB International Markets (USA) LLC

Samuel A. Ramirez & Company, Inc.

SunTrust Robinson Humphrey, Inc.

TD Securities (USA) LLC

172967 FX 4

US172967FX46

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-172562. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.